For media enquiries please contact John Noble on Tel: 61 2 8274 5206 Mob: 0407 000 040. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011 company statement

1 October 2004

Notification of Late Filing — Form 20-F

James Hardie Industries N.V. announced today that it would delay the filing of its annual report on Form 20-F for the year ended 31 March 2004. The Company expects to file a notification of late filing with the United States Securities and Exchange Commission under Rule 12b-25 on 1 October 2004.

On 21 September 2004, the Commissioner of a Special Commission of Inquiry, established by the Government of New South Wales, Australia to investigate the Company’s establishment of the Medical Research and Compensation Foundation, issued his report on the results of the inquiry. The Company has delayed the filing of its Form 20-F to give the Company’s supervisory board and its committees and independent legal advisors sufficient time and opportunity to analyze the Commissioner’s report and its findings, to assess allegations of illegal acts and any potential impacts on the Company and its financial statements, and to provide the Company’s independent auditor with sufficient opportunity to consider these matters. This notice is consistent with the Company announcement 10 September 2004, advising of a possible delay to the Form 20-F filing.

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

John Noble
Telephone: 61 2 8274 5206
Mobile: 0407 000 040
Email: john.noble@jameshardie.com.au

Chris Falvey
Telephone: 61 2 82745304
Mobile: 0414 359 235
Email: chris.falvey@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com

Disclaimer
This media release contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project,” “predict,” “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.